SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 2, 2026, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports BARDA Contract Award to Vericel for NexoBrid® Valued at up to $197 Million”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The contents of this Form 6-K (including the information contained in Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on (i) Form S-8, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, March 19, 2025 and March 5, 2026 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, 333-285897, and 333-294055, respectively), and (ii) Form F-3, filed with the SEC on August 29, 2024 and March 19, 2025 (Registration Nos. 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated April 2, 2026 titled “MediWound Reports BARDA Contract Award to Vericel for NexoBrid® Valued at up to $197 Million”.